MAIL STOP 05-11

      February 16, 2005


Tim Coupland, President
Dynamic Gold Corp.
675 West Hastings Street
Suite 200
Vancouver, BC Canada V6B 1N2

      Re:	Dynamic Gold Corp.
   Registration Statement on Form SB-2
      File No. 333-119823
      Amendment filed on January 21, 2005

Dear Mr. Coupland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that the IRS Employer Identification Number has been applied for. Please state the date applied for and the current status. According to the IRS website it appears that applying for this number by mail, which takes the longest amount of time, takes about four to five weeks.

2. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Summary, page 5

3. We note your statement here and on page 23 that "Dan Patrie Exploration Ltd. remains the registered owner of the property." On page 23, you also state that Dan Patrie "holds 100% interest in the property in trust for us." This is a modification from the disclosure in your initial registration statement and first amendment, which indicates the interest is in the mineral claim. Please revise disclosure throughout the prospectus. Also, remove references to you owning 100% undivided beneficial right and interest and instead clarify the nature of ownership.

Directors, Executive Officers, Promoters and Control Persons, page
17

4. In discussing the conflicts of interest, please the best interests
Mr. Game is supposed to consider. Currently the statement is incomplete.

Description of Business, page 22

5. In light of our prior comment 12, please remove the statement that gold was discovered in the Red Lake district in 1925 and a prospecting rush ensued.

6. We reissue comment 13. On page 27, you continue to disclose that current "cash on hand will cover the cost of this program."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Joseph I. Emas
	Fax: (305) 531-1274
??

??

??

??

Dynamic Gold Corp.
Page 1